Exhibit 77C

The Royce Fund
Royce Global Select Fund

At a Special Meeting of Shareholders held on October 4, 2006, the Fund's shareholders approved the following:

Proposal	For	Withhold	Abstain
Approve elimination of the Fund's fundamental investment restriction limiting its investment in the securities of foreign issuers.	92,515	0	0